SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)
                               (Amendment No. )(1)


                              MRS TECHNOLOGY, INC.
                                (Name of Issuer)



                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)



                                    553476102
                                 (CUSIP Number)








----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 6 Pages

-------------------                                           ------------------
CUSIP No. 553476102                    13G                     Page 2 of 6 Pages
-------------------                                           ------------------


--------------------------------------------------------------------------------
   1.  NAME OF REPORTING PERSON(S)
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON(S)

       WECHSLER & CO., INC.
--------------------------------------------------------------------------------
   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [X]
--------------------------------------------------------------------------------
   3.  SEC USE ONLY


--------------------------------------------------------------------------------
   4.  CITIZENSHIP OR PLACE OF ORGANIZATION

       New York
--------------------------------------------------------------------------------
   NUMBER OF SHARES   5.   SOLE VOTING POWER
     BENEFICIALLY
       OWNED BY            404,850
         EACH         ----------------------------------------------------------
        PERSON        6.   SHARED VOTING POWER
       REPORTING
         WITH              Not Applicable
                      ----------------------------------------------------------
                      7.   SOLE DISPOSITIVE POWER

                           404,850
                      ----------------------------------------------------------
                      8.   SHARED DISPOSITIVE POWER

                           Not Applicable
--------------------------------------------------------------------------------
   9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


       404,850
--------------------------------------------------------------------------------
  10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
  11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


       5.9%
--------------------------------------------------------------------------------
  12.  TYPE OF REPORTING PERSON


       BD
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                Page 2 of 6 Pages

-------------------                                           ------------------
CUSIP No. 553476102                    13G                     Page 3 of 6 Pages
-------------------                                           ------------------


--------------------------------------------------------------------------------
   1.  NAME OF REPORTING PERSON(S)
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON(S)

       NORMAN J. WECHSLER
--------------------------------------------------------------------------------
   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [X]
--------------------------------------------------------------------------------
   3.  SEC USE ONLY


--------------------------------------------------------------------------------
   4.  CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
--------------------------------------------------------------------------------
   NUMBER OF SHARES   5.   SOLE VOTING POWER
     BENEFICIALLY
       OWNED BY            404,850
         EACH         ----------------------------------------------------------
        PERSON        6.   SHARED VOTING POWER
       REPORTING
         WITH              Not Applicable
                      ----------------------------------------------------------
                      7.   SOLE DISPOSITIVE POWER

                           404,850
                      ----------------------------------------------------------
                      8.   SHARED DISPOSITIVE POWER

                      Not Applicable
--------------------------------------------------------------------------------
   9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


       404,850
--------------------------------------------------------------------------------
  10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
  11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


       5.9%
--------------------------------------------------------------------------------
  12.  TYPE OF REPORTING PERSON


       IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                Page 3 of 6 Pages

Item 1(a).     Name of Issuer:

               MRS TECHNOLOGY, INC.

Item 1(b).     Address of Issuer's Principal Executive Offices:

               10 Elizabeth Drive
               Chelmsford, MA 01824

Item 2(a).     Name of Person Filing:

               This Schedule 13G is filed on behalf of (i) Wechsler & Co., Inc. and (ii) Norman J. Wechsler (each a "Reporting Person" and collectively, the "Reporting Persons").

Item 2(b).     Address of Principal Business Office or, if none, Residence:

               105 South Bedford Road
               Suite 310
               Mount Kisco, NY 10549

Item 2(c).     Citizenship:

               Wechsler & Co., Inc. is a New York corporation and
               Norman J. Wechsler is a United States citizen.

Item 2(d).     Title of Class of Securities:

               Common Stock, $.01 par value

Item 2(e).     CUSIP Number:

               553467102

Item 3.        Type of Reporting Person:

               (a)  Wechsler & Co., Inc. is a broker-dealer registered under
                    Section 15 of the Securities Exchange Act of 1934. Norman J. Wechsler is the majority shareholder, Chairman of the Board and President of Wechsler & Co., Inc. and, accordingly, is considered the beneficial owner of securities beneficially owned by Wechsler & Co., Inc. Mr. Wechsler's beneficial ownership of Common Stock of the Issuer does not exceed 1% of such class of equity securities, exclusive of equity securities beneficially owned by Wechsler & Co., Inc. All of the equity securities of the Issuer beneficially owned by the Reporting Persons were acquired in the ordinary course of business and not with the purpose nor with the effect of changing or influencing the control of the Issuer, nor in connection with or as a participant in any transaction having such effect


                                Page 4 of 6 Pages

                    (including any transaction subject to Rule 13d-3(b) promulgated under the Securities Exchange Act of 1934).

               (b) - (h): Not applicable

Item 4.        Ownership:

               (a)  Amount Beneficially Owned:

               At December 31, 1997, Wechsler & Co., Inc. beneficially owned 404,850 shares of Common Stock, 500 shares of which are held in its market-making accounts for securities of the Issuer and 404,350 shares of which are held in its investment account. Mr. Wechsler is deemed the beneficial owner of such shares by reason of his relationship with Wechsler & Co., Inc.

               (b)  Percent of Class:

                    5.9%

               (c)  Number of shares as to which such person has:

                    (i)  sole power to vote or to direct the vote:

                         404,850

                    (ii) shared power to vote or to direct the vote:

                         Not Applicable

                    (iii) sole power to dispose or to direct the disposition of:

                         404,850

                    (iv) shared power to dispose or to direct the disposition
                         of:

                         Not Applicable

Items 5-9.               Not Applicable



                                Page 5 of 6 Pages

Item 10. By signing below, each of the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.




                                Page 6 of 6 Pages

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 9, 1998


                                             WECHSLER & CO., INC.


                                             By: /s/ Norman J. Wechsler
                                                 ----------------------
                                                 Norman J. Wechsler,
                                                 President


                                                 /s/ Norman J. Wechsler
                                                 ----------------------
                                                 Norman J. Wechsler



                                Page 7 of 6 Pages